EXHIBIT 1

April 16, 2014

Mr. Anthony Sanfilippo

Chief Executive Officer

Pinnacle Entertainment, Inc.

3980 Howard Hughes Parkway

Las Vegas, Nevada, 891

Dear Mr. Sanfilippo:

Orange Capital, LLC (“Orange Capital” or “We”), a New York based investment fund, is the beneficial owner of approximately 4.4% of Pinnacle Entertainment, Inc.’s (“Pinnacle” or the “Company”) common stock. Further, pursuant to certain derivative agreements which provide for additional cash-settled economic exposure equal to approximately 2.3% of Pinnacle's common stock, we have combined economic exposure equal to approximately 6.7% of the Company’s common stock.

It is our view that the Company’s acquisition of Ameristar Casinos, Inc. and the subsequent balance sheet de-leveraging program has generated meaningful value for its shareholders. However, despite the successful Ameristar transaction, the Company is valued at a significant discount to Pinnacle’s closest peer, the combined Penn National Gaming, Inc. (“PENN”) and its real estate owner, Gaming & Leisure Properties, Inc. (“GLPI”).[1]

Based upon management’s track record and its past communications with investors, we believe Pinnacle is open to ideas that enhance shareholder value. In light of the successful PENN/GLPI spin-off transaction in 2013, we believe there is a compelling case for Pinnacle to separate its owned real estate into an independent publicly listed real estate investment trust (“REIT” or “PropCo”) which would be distributed to shareholders via a tax-free spin-off (“PropCo Transaction”).

In this letter, we outline a proposal for a PropCo Transaction with a target effective date of May 31, 2015. Based on our analysis, we believe a PropCo Transaction could result in a 61%-92% increase in Pinnacle's current share price, which translates into a pro-forma valuation of $35-$42 per share. Our methodology conservatively accounts for: (a) additional capital that may be required to de-leverage the balance sheet, (b) transaction and financing costs, and (c) incremental general & administrative expense.

Importantly, we believe a PropCo Transaction offers several corporate-level benefits, including:

1.	Accelerated de-leveraging whereby consolidated net debt/EBITDA would improve to approximately 5.1x;
2.	Reduction of Pinnacle’s cost of capital allowing the Company to more efficiently invest in existing or new gaming assets and strategic acquisitions; and
3.	Additional growth opportunities associated with PropCo’s capability to acquire third-party gaming, entertainment, and lifestyle properties.

When evaluating a PropCo Transaction, we believe it is important to consider the possible impact of higher future interest rates and the risk of changes to US tax policy. Given the characteristics of triple-net REITs, we would expect PropCo’s valuation to be negatively impacted by higher future interest rates; however, we believe shareholders would still fare better in such a scenario than under the existing corporate structure.

Following the PropCo Transaction, we believe the entities on a combined basis would have an improved credit profile with less exposure to the volatile high-yield debt markets. Poor conditions in the high-yield markets are likely to have a significant negative impact on the valuation of highly leveraged companies, including Pinnacle. The REIT entity will introduce new sources of low cost debt and equity.

With respect to tax policy, there is always a risk that future policy changes could adversely impact the Company’s ability to separate its real estate assets in a tax-free spin-off. A more immediate PropCo Transaction would mitigate this risk.

PropCo Transaction: Steps

1.	Pinnacle issues $700 million total of new equity and equity-linked securities to facilitate the PropCo Transaction;
2.	Pinnacle (now “OpCo”) contributes its real estate properties to the newly formed PropCo;
3.	OpCo enters into a long term Master Lease Agreement (“MLA”) with PropCo with rent determined by an implied coverage ratio of 1.8x EBITDAR / Rent Expense consistent with the PENN/GLPI MLA;
4.	PropCo stock is distributed to shareholders in a tax-free spin-off; and
5.	PropCo elects to be taxed as a REIT.

Pro-Forma Pinnacle Valuation

PropCo Transaction: Key Assumptions

1.	PropCo would meet the income, ownership and distribution tests required to qualify as a REIT;
2.	Pinnacle’s issuance of new common and preferred shares subsequent to the announcement of the PropCo Transaction, but prior to the effective date of the spin-off, will not compromise the tax-free nature of the transaction;[2]
3.	All owned properties would be transferred to PropCo;
4.	There would be minimal cost associated with the purge of retained earnings;
5.	OpCo would be the surviving corporate entity thereby preserving Pinnacle’s substantial net operating loss carry forwards; and
6.	PropCo would incur $15 million of annual general & administrative expenses.

PropCo Transaction: Source & Uses

1.	Issue $350 million new common equity at the current share price. The equity capital would be raised as either a common stock offering or a backstopped rights offering open to all shareholders on a pro-rata basis;
2.	Issue $350 million 4-year mandatory convertible preferred shares consistent with market terms at a 6.5% interest rate with a conversion price set 25% above the current market price;

3.	Issue $195 million of new indebtedness with use of proceeds to redeem certain outstanding senior and subordinated notes;
4.	Call the 7.5% Notes ’21 in April 2015 and 8.75% Notes ’20 in May 2015; and
5.	Amend the Company’s outstanding bank facilities and offer to exchange its remaining bonds outstanding between OpCo and PropCo.

Given what we see as the likely significant uplift in shareholder value associated with a PropCo Transaction, we are highly confident that, prior to a transaction announcement, Pinnacle could obtain firm commitments from existing shareholders and other capital providers to facilitate a successful PropCo Transaction. Subject to agreement with the board of directors of Pinnacle and other typical conditions for transactions of this type, Orange Capital is willing to be an anchor investor to facilitate the PropCo Transaction.

Securing the requisite capital in advance of a PropCo Transaction announcement would provide the Company with certainty as to the maximum number of shares to be issued and that Pinnacle’s de-leveraging goals would be met. Importantly, we believe the Company could structure a share purchase and sale agreement whereby it would retain the right to issue a portion of the new capital at a higher (less dilutive) price in the event the share price improves following the PropCo Transaction announcement.

PropCo Transaction: Pro-Forma Leverage

We hope this letter demonstrates that we seek to be a constructive stakeholder with the shared goal of enhancing shareholder value. We strongly believe the PropCo Transaction is in the best interests of shareholders.

Sincerely,

Daniel Lewis

Managing Partner

Orange Capital, LLC

cc:

Mr. Richard J. Goeglein, Chairman

Mr. James L. Martineau, Vice Chairman

Mr. Stephen C. Comer, Director

Mr. Bruce A. Leslie, Director

Ms. Desirée Rogers, Director

Ms. Jaynie Miller Studenmund, Director

Mr. Carlos A. Ruisanchez, Chief Financial Officer

Mr. Vincent J. Zahen, Investor Relations

Exhibits:

[1] Sources: Thomson Reuters, Wells Fargo

[2] The total common and preferred stock issuance would represent less than 50% of the pro-forma shares outstanding, therefore neither the "disqualified distribution" rules in Section 355(d) of the Internal Revenue Code nor the "anti-Morris Trust" provisions in Section 355(e) of the Internal Revenue Code would apply.